Exhibit 1

(1) The amount reported includes 296,722 shares of Common Stock owned by
Apollo Overseas Partners IV, L.P. ("Overseas IV") and 5,530,634 shares of
Common Stock owned by Apollo Investment Fund IV, L.P. ("AIF IV").
The Reporting Person is the general partner of Overseas IV and AIF IV. The
Reporting Person disclaims beneficial ownership of all shares of the Issuer owned by Overseas IV or AIF IV, except to the extent the Reporting Person has a pecuniary interest in such securities, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of, or has any pecuniary interest in, any such securities for the purposes of Section 16 of the
Securities Exchange Act of 1934, as amended, or for any other purpose.